EXHIBIT 15.1

True Leaf Brands Inc. 32 - 100 Kalamalka Lake Road Vernon, BC V1T 9G1 Canada	1-778-475-5323 info@trueleaf.com www.trueleaf.com

True Leaf Receives Notice Event of Default, Investigation of Event of Default and Reservation of Rights

VERNON, BC – March 23, 2020 – True Leaf Brands Inc. (“True Leaf” or the “Company”) (CSE: MJ) (OTCQX: TRLFF) (FSE: TLA) today announced that Lind Asset Management XV, LLC (the “Lender”) managed by alternative asset management firm The Lind Partners, LLC, under the Company’s convertible security funding agreement dated February 12, 2019, and under the waiver, amendment and funding supplement agreement dated October 7, 2019 (together the “Credit Agreement”), provided the Company with a “Notice Event of Default, Investigation of Event of Default and Reservation of Rights” letter (the “Demand Notice”).

The Lender has provided the Company with two business days from March 23, 2020 (“Notice Date”) to remedy all breaches under the Credit Agreement, the main breach being the immediate payment of $250,000 which was due on March 21, 2020. The Lender has also requested the Company provide certain financial information within five business days from the Notice Date.

The Lender, without waiving any of its legal rights under the Credit Agreement, has notified the Company it does not intend to take any further action until after March 27, 2020. After that date, the Lender may enforce all rights available to it under the Credit Agreement.

The Company is reviewing and considering the Demand Notice and its options. At present, there can be no assurance as to what, if any, alternatives might be pursued by the Company. There can also be no assurance that the Company will reach any solution with the Lender, or as to the terms of any such solution, if achieved.

About True Leaf

True Leaf Brands Inc. is a wellness company for both people and their pets.

True Leaf Cannabis Inc., a division of True Leaf Brands Inc., is a Licensed Producer and owns True Leaf Campus, an 18,000 square foot facility located on a 40-acre site zoned for the cultivation, processing, and sale of cannabis in Lumby, British Columbia.

True Leaf Pet Inc., a division of True Leaf Brands Inc., is a global pet care company offering plant-focused wellness products that improve the quality of life for companion animals. The company is guided by its mission to “Return the Love” which was inspired by the unconditional love that pets give us every day.

www.trueleaf.com

Investor Contact:

Darcy Bomford

Chief Executive Officer

Darcy@trueleaf.com

O: 778-475-5323 x201

Media Inquiries: media@trueleaf.com

Forward-Looking Statements

This news release contains forward-looking statements, and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995 and True Leaf hereby claims such safe harbour protection for all forward-looking statements. True Leaf believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions; however, True Leaf’s actual results and performance and the value of its securities could differ materially from those set forth in the forward-looking statements due to the impact of many factors summarized in the "Risk Factors" section of True Leaf’s Offering Circular Form 1-A filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities and other discussions of risk factors contained in True Leaf’s periodic filings or supplements to the offering circular. True Leaf's Offering Circular Form 1-A can be found at ir.trueleaf.com. Forward-looking statements speak only as of the date they are made. True Leaf undertakes no obligation to update or revise any such information for any reason after the date of this presentation unless required by law.